Exhibit 99.1

Central GoldTrust

3rd Quarter Report

September 30, 2012

CENTRAL GOLDTRUST

The Role of Central GoldTrust

To serve investors as “The Gold Bullion Trust”TM.

To hold gold bullion on a secure basis for the convenience of investors.

Purpose of the Trust

GoldTrust is a passive, self-governing, single purpose, closed-end trust, with voting Units, established on April 28, 2003 by a Declaration of Trust, which was amended and restated on April 24, 2008. Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders.

Investment Policies & Restrictions

The Declaration of Trust requires that at least 90% of the total net assets of Central GoldTrust (“GoldTrust”) be held in physical gold bullion at all times. This cannot be changed without the approval of the Unitholders.

GoldTrust’s physical gold holdings may not be loaned, pledged, subjected to options or otherwise encumbered in any way.

Safeguards

Gold bullion is stored on an allocated and segregated basis in the underground treasury vaults of the Canadian Imperial Bank of Commerce (the “Bank”), one of the largest banks in Canada.

The Bank may not release any of GoldTrust’s physical bullion holdings without receipt of an authorizing resolution of the Board of Trustees of GoldTrust.

Bullion holdings and Bank vault security are inspected annually and spot inspected periodically by Trustees and/or Officers of GoldTrust. On each occasion, inspections are required to be performed in the presence of both GoldTrust’s external auditors and Bank personnel.

GoldTrust is subject to the regulations and reporting requirements of the NYSE MKT, the Toronto Stock Exchange, and various Canadian provincial and United States securities regulatory authorities.

Conveniences

GoldTrust’s Units are listed on the NYSE MKT (GTU) and on the Toronto Stock Exchange (GTU.UN in Canadian dollars and GTU.U in U.S. dollars). Making a gold bullion investment through ownership of GoldTrust Units is as easy as calling one’s stockbroker or investment dealer.

GoldTrust’s stock exchange listings provide readily quoted and liquid markets for the Units. The bid/ask spreads are usually considerably less than the buying and selling price spreads of direct bullion purchases, especially for small transactions.

Unlike many other forms of bullion investment, there are no storage or other direct costs paid by the investor. As well, there are no assay charges to the Unitholder to verify the legitimacy and/or actual gold content upon sale or redemption of GoldTrust Units.

CENTRAL GOLDTRUST

Trustees’ Report to Unitholders

Central GoldTrust (“GoldTrust”) currently holds 98.6% of its net assets in gold bullion. At September 30, 2012, these gold holdings consisted of 698,496 fine ounces of gold bullion and 6,156 fine ounces of gold bullion certificates for a total of 704,652 fine ounces.

GoldTrust’s Units serve as a stock exchange tradeable bullion proxy and, according to legal and tax counsel, qualify for investment by individuals and most types of Canadian and U.S. retirement accounts, trusts, financial entities and institutions. Investors should nevertheless consult their own tax advisors with respect to the tax consequences of an investment in GoldTrust Units.

We are committed to the secure stewardship of Central GoldTrust and its gold bullion holdings to fulfill its purpose and mandate as “The Gold Bullion Trust”™.

Respectfully submitted,
On behalf of the Board of Trustees,

October 23, 2012	J.C. Stefan Spicer, President & CEO

Management’s Discussion and Analysis (MD&A)

The financial statements of Central GoldTrust (“GoldTrust” or the “Trust”) are prepared and reported in U.S. dollars in accordance with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP, and the Canadian Institute of Chartered Accountants Accounting Guideline 18, Investment Companies (“AcG-18”). Notes to the financial statements on pages 8 to 12 should be referred to as supplementary information to this discussion and analysis.

GoldTrust is a passive, self-governing, single purpose, closed-end trust, with voting Units, established on April 28, 2003 by a Declaration of Trust, which was amended and restated on April 24, 2008. Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders. GoldTrust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof. GoldTrust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the Administrative Services Agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Disclosure Controls and Procedures

The Senior Executive Officers have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to GoldTrust is disclosed on a timely basis. They believe these disclosure controls and procedures have been effective during the nine months ended September 30, 2012.

CENTRAL GOLDTRUST

Outstanding Units

There were 19,299,000 Units issued and outstanding at September 30, 2012 and December 31, 2011.

Financial Results – Changes in Net Assets

Net assets increased by $124.1 million or 10.8% during the three months ended September 30, 2012. This increase was attributable to the 11.1% increase in the price of gold during the period.

Net assets increased by $139.0 million or 12.3% during the nine months ended September 30, 2012. This increase was attributable to the 12.8% increase in the price of gold during the period.

The following table summarizes selected quarterly financial information (amounts in millions except where stated on a per Unit basis):

	Quarter ended (US$, in millions)
	Sept. 30, 2012	Jun. 30, 2012	Mar. 31, 2012	Dec. 31, 2011
Change in unrealized appreciation of holdings	$125.1	$(45.1)	$62.0	$(43.5)
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$124.1	$(46.1)	$61.0	$(44.4)
Net income (loss) per Unit inclusive of the change in unrealized appreciation of holdings	$6.43	$(2.39)	$3.16	$(2.42)

Total net assets	$1,269.5	$1,145.4	$1,191.5	$1,130.5

	Sept. 30, 2011	Jun. 30, 2011	Mar. 31, 2011	Dec. 31, 2010
Change in unrealized appreciation of holdings	$69.9	$40.6	$17.6	$63.1
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$69.0	$39.8	$16.8	$62.3
Net income (loss) per Unit inclusive of the change in unrealized appreciation of holdings	$4.14	$2.39	$1.01	$3.75

Total net assets	$1,002.7	$933.7	$893.9	$877.1

Financial Results – Net Income

Central GoldTrust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion. GoldTrust maintains adequate cash reserves to enable it to pay the expenses of maintaining the Trust. GoldTrust’s realized revenues are a nominal percentage of its net assets.

CENTRAL GOLDTRUST

AcG-18 requires GoldTrust to record the change in unrealized appreciation of holdings in income. Net income inclusive of the change in unrealized appreciation of holdings for the three months ended September 30, 2012 was $124.1 million ($6.43 per Unit) compared to net income of $69.0 million ($4.14 per Unit) for the comparative period in 2011. For the nine months ended September 30, 2012, net income (inclusive of the change in unrealized appreciation of holdings) was $139.0 million ($7.20 per Unit) compared to $125.6 million ($7.54 per Unit) for the comparative period in 2011. Virtually all of the reported net income for the three and nine month periods represents the change in unrealized appreciation of gold holdings, which is not distributable income. Interest income currently forms a nominal portion of the Trust’s income. Certain expenses, such as administration fees and safekeeping fees, have varied in relation to net asset levels. Administration fees, which are scaled and are calculated monthly based on the net assets at each month-end, increased by $308,004 during the nine month period ended September 30, 2012 as compared to the same period in 2011. The increase in administration fees was a direct result of the higher level of net assets under administration.

Expenses as a percentage of the average of the month-end net assets (the “expense ratio”) for the three month periods ended September 30, 2012 and 2011 remained unchanged at 0.09%. The expense ratio for the nine month period ended September 30, 2012 was 0.25% compared to 0.27% for the same nine month period in 2011. For the twelve month period ended September 30, 2012 the expense ratio was 0.33% compared to 0.35% for the same twelve month period ended September 30, 2011.

Liquidity and Capital Resources

GoldTrust’s liquidity objective is to hold cash and short-term deposits in a safe and conservative manner to generate income primarily to be applied towards expenses. The ability of GoldTrust to have sufficient cash to pay its expenses and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should GoldTrust not have sufficient cash to meet its needs, portions of GoldTrust’s gold holdings may be sold to provide working capital and to pay for redemptions (if any) of Units. Sales of gold could result in GoldTrust realizing either capital gains or losses.

For the nine months ended September 30, 2012, GoldTrust’s cash and short-term deposits decreased by $3.0 million to $18.9 million. This decrease was a result of the amounts used to pay expenses of the Trust. The Administrator and Senior Executive Officers monitor GoldTrust’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold bullion.

Administrator and Other Related party information

Please refer to Note 5 commencing on page 9 of this interim report.

Future Accounting Policy

Please refer to Note 10 on page 12 of this interim report.

CENTRAL GOLDTRUST

Additional Information

GoldTrust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency. However, certain of GoldTrust's expenses are paid, and GoldTrust's Units trade, in both Canadian and U.S. currencies. Therefore, because exchange rate fluctuations are beyond GoldTrust's control, there can be no assurance that such fluctuations will not have an effect on GoldTrust’s accounts or on the trading value of GoldTrust’s Units in Canadian dollars.

The Trustees will consider, from time to time, the issue of additional Units at a net price that would be non-dilutive to present Unitholders’ equity interests. Additional Unit issues to increase GoldTrust’s asset base should enable a reduction in the expense ratio per Unit and broaden exchange trading liquidity to the advantage of all Unitholders of GoldTrust.

This MD&A is dated October 23, 2012. Additional information relating to the Trust, including Annual Information Forms, Notices of Annual Meetings and Information Circulars, Press Releases, financial and other information are available at www.sedar.com, www.gold-trust.com and www.goldtrust.ca.

CENTRAL GOLDTRUST

STATEMENTS OF NET ASSETS

(expressed in U.S. dollars, unaudited)

	September 30	December 31
	2012	2011
Net assets:
Gold at market (Note 2)	$1,251,461,952	1,109,474,574
Cash and short-term deposits (Note 3)	18,854,111	21,825,558
Prepaid expenses and other	239,133	206,977
	1,270,555,196	1,131,507,109
Accrued liabilities (Note 5)	(1,031,467)	(1,021,977)
Net assets representing Unitholders’ equity	$1,269,523,729	1,130,485,132

Represented by:
Capital (Note 4)
Units issued: 19,299,000	$744,870,733	744,870,733
Retained earnings inclusive of unrealized appreciation of holdings	524,652,996	385,614,399
	$1,269,523,729	1,130,485,132

Net asset value per Unit	$65.78	58.58
Exchange rate: U.S. $1.00 = Cdn.	$0.9837	1.0170
Net asset value per Unit expressed in Canadian dollars	$64.71	59.57

See accompanying notes to financial statements.

On behalf of the Board of Trustees:

“Bruce D. Heagle”	“Ian M.T. McAvity”

STATEMENTS OF CHANGES IN NET ASSETS

(expressed in U.S. dollars, unaudited)

	Nine months ended Sept. 30,		Three months ended Sept. 30,
	2012	2011	2012	2011
Net assets at beginning of period	$1,130,485,132	877,086,656	$1,145,449,193	933,698,894
Add:
Net income inclusive of the change in unrealized appreciation of holdings	139,038,597	125,572,255	124,074,536	68,960,017
Net assets at end of period	$1,269,523,729	1,002,658,911	$1,269,523,729	1,002,658,911

See accompanying notes to financial statements.

CENTRAL GOLDTRUST

STATEMENTS OF INCOME

(expressed in U.S. dollars, unaudited)

	Nine months ended Sept. 30,		Three months ended Sept. 30,
	2012	2011	2012	2011
Income:
Interest	$46,846	31,456	$14,420	9,904
Change in unrealized appreciation of holdings	142,012,454	128,085,959	125,100,272	69,878,690
Total income	142,059,300	128,117,415	125,114,692	69,888,594
Expenses:
Administration fees (Note 5)	1,711,373	1,403,369	573,655	506,020
Safekeeping fees and bank charges	899,843	764,363	334,054	287,366
Trustees’ fees and expenses (Note 5)	106,405	78,347	42,263	34,928
Auditors’ fees	87,676	92,756	26,250	30,041
Legal fees (Note 5)	59,985	61,311	19,132	25,936
Regulatory filing fees	48,906	34,859	15,566	11,311
Unitholder information	45,232	41,698	8,305	4,374
Stock exchange fees	43,586	44,493	14,529	14,831
Registrar and transfer agent fees	17,536	23,048	6,381	13,747
Miscellaneous	161	916	21	23
Total expenses	3,020,703	2,545,160	1,040,156	928,577
Net income inclusive of the change in unrealized appreciation of holdings	$139,038,597	125,572,255	$124,074,536	68,960,017

Net income per Unit	$7.20	7.54	$6.43	4.14

See accompanying notes to financial statements.

STATEMENTS OF UNITHOLDERS’ EQUITY

(expressed in U.S. dollars, unaudited)

	Nine months ended Sept. 30,		Three months ended Sept 30,
	2012	2011	2012	2011
Capital: (Note 4)
Units: 19,299,000 (2011:16,648,000)	$744,870,733	572,667,949	$744,870,733	572,667,949
Retained earnings:
Balance at beginning of period	385,614,399	304,418,707	400,578,460	361,030,945
Net income inclusive of the change in unrealized appreciation of holdings	139,038,597	125,572,255	124,074,536	68,960,017
Balance at end of period	524,652,996	429,990,962	524,652,996	429,990,962
Unitholders’ equity	$1,269,523,729	1,002,658,911	$1,269,523,729	1,002,658,911

See accompanying notes to financial statements.

CENTRAL GOLDTRUST

Notes to Financial Statements

For the nine months ended September 30, 2012

(amounts expressed in U.S. dollars unless otherwise stated)

1.	Summary of significant accounting policies:

The accounting policies applied in the preparation of these unaudited interim financial statements conform with those presented in the December 31, 2011 audited annual financial statements of Central GoldTrust (“GoldTrust” or the “Trust”). These unaudited interim financial statements do not include all of the disclosures included in the audited annual financial statements referred to above and, accordingly, should be read in conjunction with those statements.

2.	Gold bullion:

Details of gold bullion holdings are as follows:

Gold holdings at	September 30, 2012	December 31, 2011
Gold bars in fine ounces	698,496	698,496
Gold certificates in fine ounces	6,156	6,156
Total fine ounces of gold	704,652	704,652
Average cost – per fine ounce	$1,013.85	1,013.85
Cost	$714,411,041	714,411,041
Market – per fine ounce	$1,776.00	1,574.50
Market value	$1,251,461,952	1,109,474,574

3.	Cash and short-term deposits:

As at September 30, 2012, GoldTrust held one Canadian dollar flexible GIC deposit with a Schedule 1 Canadian bank in the amount of $609,960 (Cdn. $600,000) bearing interest at a rate of 1.15% per annum with a maturity date of March 22, 2013. Cash deposits of $18,244,151 were held at the same Canadian bank at a variable annualized interest rate of 0.25% per annum.

As at December 31, 2011, GoldTrust held one Canadian dollar flexible GIC deposit with a Schedule 1 Canadian bank in the amount of $688,310 (Cdn. $700,000) bearing interest at a rate of 0.85% per annum with a maturity date of November 19, 2012. Cash deposits of $21,137,248 were held at the same Canadian bank at a variable annualized interest rate of 0.25% per annum.

CENTRAL GOLDTRUST

4.	Capital:

Under the Declaration of Trust, an unlimited number of Units may be issued. There were 19,299,000 Units issued and outstanding at September 30, 2012 and December 31, 2011. Each Unit carries one vote at all meetings of Unitholders. Each Unit is transferable and represents an equal, undivided, beneficial interest in GoldTrust, in any distributions therefrom and in the net assets in the event of the termination or winding up of GoldTrust.

The Units of GoldTrust are redeemable by a Unitholder at any time at a price equal to the lesser of: i) 90% of the weighted average of the market prices per Unit during a 10-day trading period commencing immediately following the date on which the Units were tendered for redemption (the redemption date); and, ii) 100% of the closing market price per Unit on the redemption date.

On November 4, 2011, the Trust, through a public offering, issued 2,651,000 Units for proceeds of $172,802,784, net of underwriting fees of $7,200,116. Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $172,202,784. This issue increased the number of outstanding Units by 15.9%, from 16,648,000 to 19,299,000. The net proceeds from this public offering were used to purchase 93,820 fine ounces of gold in physical bar form at a cost of $163,395,390. The balance of $8,807,394 was retained by the Trust in interest-bearing cash deposits for working capital purposes.

It is the policy of the Trust not to issue additional Units to new investors if the result of such issue would be dilutive to existing Unitholders. The public offering identified above was accretive to existing Unitholders at the time of pricing such offering.

The stated and recorded capital of GoldTrust was as follows:

	September 30, 2012	December 31, 2011
Stated capital – 19,299,000 Units	$747,457,803	$747,457,803
Less: Unit issue costs	2,587,070	2,587,070
Recorded capital	$744,870,733	$744,870,733
Weighted average Units outstanding(1)	19,299,000	17,069,255

(1)	The weighted average units outstanding as of September 30, 2012 is for the three and nine months then ended and at December 31, 2011 is for the twelve months then ended.

5.	Related party transactions and fees:

GoldTrust is party to an Administrative Services Agreement with Central Gold Managers Inc. (the "Administrator"), which is related to GoldTrust through certain of its Officers and Trustees. The Administrator furnishes administrative, compliance and other services to GoldTrust. For such services, effective January 1, 2008, the Administrator offered and GoldTrust agreed to pay a reduced administrative fee, on a monthly basis, equal to: 0.30% per annum for the first $100,000,000 of GoldTrust’s net assets; 0.225% per annum for any excess over $100,000,000 up to $200,000,000; and, 0.15% per annum for any excess over $200,000,000 of net assets. Administration fees remitted to Central Gold Managers Inc. for the nine months ended September 30, 2012 increased to $1,711,373 from $1,403,369 for the comparable period in 2011 due to the increase in the value of assets under administration. Included in accrued liabilities at September 30, 2012 is $200,508 (December 31, 2011: $180,869) due to the Administrator. No Trustees fees are paid by GoldTrust to the two Trustees who are nominees of the Administrator of GoldTrust.

CENTRAL GOLDTRUST

GoldTrust incurred legal fees amounting to $59,985 for the nine months ended September 30, 2012 (2011: $35,375). Of this amount $49,253 (2011: $24,672) was payable to a legal firm to which one of GoldTrust’s Officers is Counsel. A balance of $2,000 relating to these services was included in accrued liabilities at September 30, 2012 (December 31, 2011: $2,000).

6.	Management of financial risks:

The Trust has risk management policies and procedures in place to identify risks related to financial instruments and physical assets. The objectives of these policies and procedures are to identify and mitigate risk. The Trust’s compliance with these policies and procedures is monitored by the Senior Executive Officers, the Audit Committee and the Trustees of the Trust. Market fluctuations are unpredictable and outside the control of the Trust. New risk factors may emerge from time to time and it is not possible for the Trust to predict all such risk factors.

Price risk

Price risk is the risk that the price of a security or physical asset may decline. It is possible to determine the impact that changes in the market price of gold will have on the net asset value per Unit both in U.S. dollars and Cdn. dollars. Assuming as a constant exchange rate, the rate which existed on September 30, 2012 of Cdn. $0.9837 for each U.S. dollar, together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per Unit by approximately U.S. $6.49 per Unit or Cdn. $6.38 per Unit.

Currency risk

Currency risk is the risk that the value of an asset or liability will fluctuate due to changes in foreign currency exchange rates.

When expressed in U.S. dollars, GoldTrust’s net asset value per Unit is largely unaffected by changes in the U.S./Cdn. dollar exchange rate due to the fact that nearly all of GoldTrust’s net assets are gold, which is priced in U.S. dollars. For this same reason, an increase or decrease in the value of the U.S. dollar relative to the Cdn. dollar would change the net asset value per Unit as expressed in Cdn. dollars in the same direction by approximately the same percentage as the change in the value of the U.S dollar.

Due to the limited value of transactions initiated in Cdn. dollars throughout the period, a strengthening or weakening of the Cdn. dollar relative to the U.S. dollar applied to balances outstanding at September 30, 2012 would not have had any material impact on the net income for the nine months ended September 30, 2012, assuming that all other variables, in particular interest rates, remained constant.

CENTRAL GOLDTRUST

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to GoldTrust. Credit risk is monitored on an ongoing basis and is managed by GoldTrust dealing only with issuers that are believed to be creditworthy.

Liquidity risk

Liquidity risk is the risk that GoldTrust will not be able to generate adequate cash resources to fulfill its payment obligations. The Administrator regards all of GoldTrust’s assets as liquid. GoldTrust maintains sufficient cash reserves to enable it to pay expenses. Furthermore, over 98% of its net assets are in the form of gold bullion which is readily marketable.

7.	Financial highlights:

	Nine months ended September 30,		Three months ended September 30,
	2012	2011	2012	2011
Per Unit performance:
Net asset value per Unit at beginning of period	$58.58	$52.68	$59.35	$56.08
Net loss before the change in unrealized appreciation of holdings	(0.15)	(0.15)	(0.05)	(0.06)
Change in unrealized appreciation of holdings	7.35	7.69	6.48	4.20
Total increase (1)	7.20	7.54	6.43	4.14
Net asset value per Unit at end of period	$65.78	$60.23	$65.78	$60.23
Total return for period	12.3%	14.3%	10.8%	7.4%
Percentages and supplemental data:
Ratios as a percentage of average net assets:
Expenses (2)	0.25%	0.27%	0.09%	0.09%
Net loss before the change in unrealized appreciation of holdings(2)	0.25%	0.26%	0.09%	0.09%

The increase per Unit is based on the weighted average number of Units outstanding during the period. The net asset values per Unit are based on actual number of Units outstanding at the relevant times.

(1)	This table is not meant to be a reconciliation of beginning to end of year net asset values per Unit.
(2)	Ratios not annualized.

8.	Capital stewardship:

The capital of the Trust is represented by the issued and outstanding Units and the net asset value attributable to participating Unitholders. The Trustees direct the Administrator to administer the capital of the Trust in accordance with the Trust’s stated objectives and restrictions, as stipulated in the Declaration of Trust, while maintaining sufficient cash to pay the expenses of maintaining the Trust and to meet demands for redemption (if any). The Trust does not have any externally imposed capital requirements.

CENTRAL GOLDTRUST

9.	Canadian and United States generally accepted accounting principles:

The accounting policies followed in these financial statements, which are in accordance with Canadian generally accepted accounting principles (“GAAP”), are consistent with those that would apply under U.S. GAAP except for the following classification difference in the Statements of Net Assets. This U.S. GAAP classification difference has no effect on the reported net asset value per Unit.

Subject to the terms and conditions described in Note 4 to these financial statements, the Units are redeemable at the option of the Unitholder. This redemption feature is the basis for the U.S. GAAP classification difference. The likelihood or probability of such redemption is not considered, nor is the fact that the Units are the sole basis of equity ownership of the Trust. Since inception, no holders of Units have tendered their Units to the Trust for redemption.

Under Canadian GAAP these Units are considered to be permanent equity and are classified in Unitholders’ equity in the Statements of Net Assets. Under U.S. GAAP, the redemption value of these Units is calculated in accordance with the provisions of the redemption feature and classified outside of Unitholders’ equity as mezzanine equity for each reporting period, with changes in the redemption value from the beginning of each reporting period to the end of that reporting period being charged (or credited) to retained earnings.

10.	Future accounting policy:

On December 12, 2011, the Accounting Standards Board of Canada decided to further extend the deferral of International Financial Reporting Standards (“IFRS”) adoption for investment companies for an additional year. Investment companies will now be required to mandatorily adopt IFRS for interim and annual financial statements for fiscal periods beginning on or after January 1, 2014.

The Trust is reviewing the key elements within IFRS that may result in a change in accounting policies that will impact its financial statements and accompanying note disclosures. The assessment plan being implemented by the Trust includes a position paper which highlights the material standards that need to be addressed under IFRS and preparation of an opening balance sheet and financial statements that incorporate IFRS accounting standards and policies. The major areas of focus identified by the assessment include: first year implementation decisions; statements of cash flows; classification of redeemable Trust Units; income taxes; increased note disclosure; and accounting for changes in unrealized appreciation or depreciation of holdings. The assessment is addressing the impact on the Trust’s accounting system and internal controls required to report under IFRS beginning on the implementation date. The Trust will continue with the assessment and implementation in preparation for its initial filing under IFRS expected for the fiscal year beginning January 1, 2014.

CENTRAL GOLDTRUST

Trust Information

Trustees	Officers

Brian E. Felske (A) (I)	Philip M. Spicer, Chairman
Glenn Fox (I)	J.C. Stefan Spicer, President & CEO
Bruce D. Heagle (A) (C) (I)	William L. Trench, A.C.I.S., CFO
Ian M.T. McAvity (C) (I) (L)	Krystyna S. Bylinowski, Treasurer
Michael A. Parente (A) (C) (I)	John S. Elder, Q.C., Secretary
Philip M. Spicer (N)	J.L. Michele Spicer, Assistant Secretary
J.C. Stefan Spicer (N)

(A) - Member of Audit Committee

(C) - Member of Corporate Governance & Nominating Committee

(I) - Independent Trustee

(L) - Lead Trustee

(N) - Nominee of the Administrator

Advisor Consultant Douglas E. Heagle, a retired Trustee of Central GoldTrust

Administrator		Custodian

Central Gold Managers Inc.		Canadian Imperial Bank of Commerce
Ancaster, Ontario, Canada		Canada

Auditors		Registrars and Transfer Agents

Ernst & Young LLP		CIBC Mellon Trust Company, Canada the Administrative Agent for which is Canadian Stock Transfer Company Inc.
Toronto, Ontario, Canada		Computershare, New Jersey, U.S.A.

Legal Counsel		Stock Exchange Listings

Fraser Milner Casgrain LLP		NYSE MKT Symbol: GTU (U.S. $)
Toronto, Ontario, Canada

Dorsey & Whitney LLP	TSX Symbols:	GTU.UN (Cdn $)
Seattle, Washington, U.S.A.		GTU.U (U.S. $)

Net Asset Value Information

The net asset value per Unit is calculated daily and is available by calling Central GoldTrust at (905) 304-GOLD (4653). The total net assets, the net asset value per Unit and the detailed basis of their calculations are posted daily at www.gold-trust.com and www.goldtrust.ca.

CENTRAL GOLDTRUST

“The Gold Bullion Trust”

Phone:	905-304-GOLD (4653)
Fax:	905-648-4196
E-Mail:	info@gold-trust.com

www.gold-trust.com

www.goldtrust.ca

Mailing Address:

P.O. Box 10106, Ancaster, Ontario, Canada L9K 1P3

Courier Address:

55 Broad Leaf Crescent, Ancaster, Ontario, Canada L9G 3P2